

13031764

SECU[illegible] [illegible]SSION

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SEC Mail Processing Section

MAY 28 2013

Washington DC 404

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66944

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/12 (MM/DD/YY) AND ENDING 03/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MGI Securities (USA) Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

26 Wellington Street East, Suite 900
(No. and Street)

Toronto (City) Ontario (State) M5E 1S2 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James Andrews (416)864-2604
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

Bay Adelaide Centre, 333 Bay Street, Suite 4600, Toronto, Ontario, M5H 2S5
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☑ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CD 6/4/13

CD 6/14

OATH OR AFFIRMATION

I, James Andrews, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MGI Securities (USA) Inc., as of March 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

Chief Financial Officer

Title



Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MGI SECURITIES (USA) INC.

(A wholly-owned subsidiary of MGI Securities Inc).

Financial Statements and Supplementary Information
(Expressed in U.S. dollars)

Year ended March 31, 2013
(With Report of Independent Registered
Public Accounting Firm)

MGI Securities (USA) Inc.

(A wholly-owned subsidiary of MGI Securities Inc.)

March 31, 2013

Table of Contents

	Page
Report of Independent Registered Public Accounting Firm	1
Financial Statements:	
Statement of Financial Condition	3
Statement of Operations	4
Statement of Changes in Stockholder's Equity	5
Statement of Cash Flows	6
Notes to Financial Statements	7
Supplementary Schedules	
Schedule 1 – Computation of Net Capital Pursuant to SEC Rule 15c3-1	12
Schedule 2 – Computation for Determination of Reserve Requirements Pursuant to SEC Rule 15c3-3	13
Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5	14



KPMG LLP
Bay Adelaide Centre
Suite 4600
333 Bay Street
Toronto ON M5H 2S5

Telephone (416) 777-8500
Fax (416) 777-8818
www.kpmg.ca

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
MGI Securities (USA) Inc.:

We have audited the accompanying financial statements of MGI Securities (USA) Inc., which comprise the statement of financial condition as of March 31, 2013, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended, that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility
Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the financial statements referred to above present fairly in all material respects, the financial position of MGI Securities (USA) Inc. as of March 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with U.S. generally accepted accounting principles.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I and II has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I and II is fairly stated in all material respects in relation to the financial statements as a whole.

KPMG LLP

Chartered Accountants, Licensed Public Accountants

Toronto, Canada
May 21, 2013

MGI SECURITIES (USA) INC.

Statement of Financial Condition
(Expressed in U.S. dollars)
March 31, 2013

Assets

Cash (note 6)	$ 324,157
Prepaid expenses	2,119
Total assets	$ 326,276

Liabilities and Stockholder's Equity

Liabilities:	
Accounts payable and accrued liabilities	$ 12,550
Total liabilities	12,550
Stockholder's equity:	
Capital stock (note 4)	287,843
Contributed surplus (note 4)	168,014
Deficit	(142,131)
Total stockholder's equity	313,726
Total liabilities and stockholder's equity	$ 326,276

See accompanying notes to financial statements.

MGI SECURITIES (USA) INC.

Statement of Operations
(Expressed in U.S. dollars)
Year ended March 31, 2013

Revenue:		
Foreign exchange gain (loss)	$	(319)
Expenses:		
General and administration		22,909
Net loss	$	(23,228)

See accompanying notes to financial statements.

MGI SECURITIES (USA) INC.

Statement of Changes in Stockholder's Equity
(Expressed in U.S. dollars)
Year ended March 31, 2013

Capital stock, beginning and end of year	$	287,843
Paid-in capital:		
Balance, beginning of year		158,014
Contributions		10,000
Balance, end of year		168,014
Deficit:		
Deficit, beginning of year		(118,903)
Net loss		(23,228)
Deficit, end of year		(142,131)
Stockholder's equity, end of year	$	313,726

See accompanying notes to financial statements.

MGI SECURITIES (USA) INC.

Statement of Cash Flows
(Expressed in U.S. dollars)
Year ended March 31, 2013

Cash flows from operating activities:	
Net loss	$ (23,228)
Adjustments to reconcile net loss to net cash used in operating activities:	
Prepaid expenses	1,471
Accounts payable and accrued liabilities	526
Net cash used in operating activities	(21,231)
Cash flows from financing activities:	
Capital contribution	10,000
Decrease in cash	(11,231)
Cash, beginning of year	335,388
Cash, end of year	$ 324,157
Taxes paid	-

See accompanying notes to financial statements.

MGI Securities (USA) Inc. (the "Company") was incorporated under the Canada Business Corporations Act on March 11, 2005. In the United States of America ("U.S."), the Company is registered as a broker-dealer in securities under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority. The Company's primary source of revenue is commission income for securities trade execution for U.S. resident institutional clients. The Company computes its regulatory net capital under the alternative method. The Company clears all transactions with, and for its customers, through its Parent, MGI Securities Inc (the "Parent"). Through the Parent, the Company has a Clearing Agreement with National Bank Correspondence Network Inc. ("Clearing Broker"). Accordingly, the Company does not hold customer securities or perform custodial functions relating to customer accounts. Continuing operations of the Company are dependent on the Parent's ability to attract and retain clients on behalf of the Company.

The Company is a wholly-owned subsidiary of the Parent, a Canadian-owned and regulated investment dealer. The Parent is a member of the Investment Industry Regulatory Organization of Canada. The Company's head office is located in Toronto, Ontario, Canada.

1. Significant accounting policies:

These financial statements have been prepared in accordance with U.S. generally accepted accounting principles. The significant accounting policies are as follows:

(a) Cash and cash equivalents:

The Company considers deposits in banks and term deposits with original maturities of three months or less as cash and cash equivalents.

(b) Securities transactions and balances:

Customers' securities transactions are recorded on a settlement date basis, with related commission income and expense recorded on a trade date basis. Interest income is recorded on an accrual basis.

(c) Fair values of financial assets and liabilities:

The fair values of financial assets and liabilities approximate their carrying amounts due to their short-term nature or imminent maturity.

Financial Accounting Standards Board's ("FASB") Accounting Standards Codification ("ASC") 820 establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The hierarchy is broken down into three levels based on the observable inputs as follows:

(i) Level 1:

Valuations based on quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 instruments.

(ii) Level 2:

Valuations based on one or more quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

(iii) Level 3:

Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

(d) Translation of foreign currencies:

Monetary assets and liabilities denominated in foreign currencies are translated into U.S. dollars at the year-end rates of exchange. Revenue and expenses related to foreign currency transactions are translated into U.S. dollars at the average rates of exchange prevailing during the year. Gains or losses resulting from foreign currency translation are included in other revenue.

(e) Income taxes:

The Company uses the asset and liability method of accounting for income taxes. Under the asset and liability method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the year that includes the date of enactment.

(f) Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the U.S. requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the year. Actual results could differ from those estimates.

2. Financial instruments:

(a) Concentration of credit risk:

All clearing and depository operations for the Company are performed through the Clearing Broker. The Company reviews, as considered necessary, the credit standing of the counterparties with which the Company conducts business. The Company's exposure to credit risk associated with the non-performance counterparties in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile securities markets, credit markets and regulatory changes. Credit risk is the amount of accounting loss the Company would incur if the counterparty failed to perform its obligations under contractual terms.

(b) Fair values of financial instruments:

The fair values of financial assets and liabilities approximate their carrying amounts due to their imminent maturity or short-term nature.

(Expressed in U.S. dollars)

3. Related party transactions and balances:

Under an operating agreement dated August 3, 2005, the Company has entered into an arrangement with the Parent, whereby the Parent will perform certain securities execution and clearing activities and record-keeping services as agent for the Company, as well as providing management and administrative services to the Company.

Management fees of nil were charged to the Company from the Parent during the year.

4. Capital stock:

Authorized:	
Unlimited common shares, no par value	
Issued:	
400,100 common shares	$ 287,843

On December 14, 2012, the Company authorized an increase in paid-in capital in the amount of $10,000. The increase in paid-in capital came by way of cash injection by the Parent and is recorded as contributed surplus on the statement of financial condition.

5. Regulatory net capital requirement:

In the U.S., as a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission ("SEC") (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company computes its net capital under the alternative method, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit items pursuant to SEC Rule 15c3-3. At March 31, 2013, the Company had net capital of $311,607, which is $61,607 in excess of the required minimum net capital of $250,000.

(Expressed in U.S. dollars)

6. Deposit segregated pursuant to federal and other regulations:

A cash amount of $311,111 has been segregated in a special account for the exclusive benefit of customers under Rule 15c3-3 of the Securities Exchange Act of 1934 and is included in cash and segregated for regulatory purposes.

7. Income taxes:

For Canadian tax purposes, the Company files a stand-alone tax return.

The income tax expense included in the statement of operations is determined in accordance with FASB ASC 740, *Accounting For Income Taxes*.

FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes,* an interpretation of FASB ASC 740, applies to all tax positions accounted for in accordance with FASB ASC 740. The Company has assessed the impact of this standard and determined there is no material impact on its financial condition or results of operations.

As at March 31, 2013, the Company recorded a full valuation allowance against its deferred tax assets as it is not more likely than not that the benefit of the deferred tax assets will be realized.

8. Subsequent events:

The Company has evaluated the effects of subsequent events that have occurred subsequent to the year end, March 31, 2013 and through to May 21, 2013, which is the date the financial statements were issued. During this period, there have been no events that would require recognition in or disclosure in the financial statements.

MGI SECURITIES (USA) INC.

Schedule 1 - Computation of Net Capital Pursuant to SEC Rule 15c3-1
(Expressed in U.S. dollars)
As of March 31, 2013

Total stockholder's equity from statement of financial condition	$ 313,726
Less non-allowable assets:	
Prepaid expenses	2,119
Net capital	311,607
Alternative net capital requirement:	
2% of combined aggregate debit items as shown in formula for determination of reserve requirements under Rule 15c3-3 (or $250,000, if greater) - net capital requirement	250,000
Excess net capital	$ 61,607
Net capital in excess of 5% of combined aggregated debit items or 120% of minimum net capital requirement	$ 11,607

The above computation does not differ materially from the computation of reserve requirements under SEC Rule 15c3-3 as of March 31, 2013, filed by the Company on Form X-17A-5 on April 23, 2013.

See accompanying Report of Independent Registered Public Accounting Firm.

MGI SECURITIES (USA) INC.

Schedule 2 - Computation for Determination of Reserve Requirements Pursuant to SEC Rule 15c3-3
(Expressed in U.S. dollars)
As of March 31, 2013

Credit balances in customers' securities account:		
Customers' securities failed to receive	$	–
Debit balances in customers' cash and margin accounts:		
Failed to deliver of customer securities not older than 30 calendar days		–
3% reduction of aggregate debit items		–
Total debits		–
Reserve computation - excess of total credits over total debits	$	–
Amount of cash held on deposit on "special account for the exclusive benefit of customers"	$	311,111

The above computation does not differ materially from the computation of reserve requirements under SEC Rule 15c3-3 as of March 31, 2013, filed by the Company on Form X-17A-5 on April 23, 2013.

See accompanying Report of Independent Registered Public Accounting Firm.



KPMG LLP
Bay Adelaide Centre
Suite 4600
333 Bay Street
Toronto ON M5H 2S5

Telephone (416) 777-8500
Fax (416) 777-8818
www.kpmg.ca

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL PURSUANT TO SECURITIES AND EXCHANGE COMMISSION RULE 17A-5

The Board of Directors
MGI Securities (USA) Inc.:

In planning and performing our audit of the financial statements of MGI Securities (USA) Inc. (the Company), as of and for the year ended March 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13, and

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at March 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

Chartered Accountants, Licensed Public Accountants

May 21, 2013
Toronto, Canada